July 28, 2025

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, Georgia 30339

       Re: Nocera, Inc.
           Form 10-K/A for Fiscal Year Ended December 31, 2024
           Form 10-Q/A for Fiscal Quarter Eneded March 31, 2025
           Response dated June 20, 2025
           File No. 001-41434
Dear Shun-Chih Chuang:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services